Exhibit 99.1

Yandex Announces Second Quarter 2019 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, July 26, 2019 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Q2 2019 Financial Highlights(1)(2)(3)

Q2 2019 consolidated financial results

•	Revenues of RUB 41.4 billion ($656.3 million), up 40% compared with Q2 2018
•	Net income of RUB 3.4 billion ($54.2 million), down 90% compared with Q2 2018; net income margin of 8.3%
•	Adjusted net income of RUB 5.8 billion ($92.3 million), up 16% compared with Q2 2018; adjusted net income margin of 14.1%
•	Adjusted EBITDA of RUB 13.1 billion ($207.6 million), up 50% compared with Q2 2018; adjusted EBITDA margin of 31.6%

Q2 2019 financial results excluding Yandex.Market in 2018 and 2019

•	Revenues excluding Yandex.Market of RUB 41.4 billion ($656.3 million), up 41% compared with Q2 2018
•	Net income excluding Yandex.Market of RUB 4.5 billion ($70.6 million), down 3% compared with Q2 2018
•	Adjusted net income excluding Yandex.Market of RUB 6.9 billion ($108.8 million), up 31% compared with Q2 2018; adjusted net income margin excluding Yandex.Market of 16.6%
•	Adjusted EBITDA excluding Yandex.Market of RUB 13.1 billion ($207.6 million), up 48% compared with Q2 2018; adjusted EBITDA margin excluding Yandex.Market of 31.6%

Cash, cash equivalents and term deposits as of June 30, 2019:

•	RUB 75.0 billion ($1,189.2 million) on a consolidated basis
•	Of which RUB 24.9 billion ($395.5 million) related to Taxi segment

Q2 2019 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.9% in Q2 2019, up from 56.2% in Q2 2018 and down slightly from 57.0% in Q1 2019, according to Yandex.Radar

•	Search share on Android in Russia was 52.3% in Q2 2019, up from 47.8% in Q2 2018 and 51.2% in Q1 2019, according to Yandex.Radar
•	Search queries in Russia grew 9% compared with Q2 2018
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 17% compared with Q2 2018. Excluding Yandex.Market, paid clicks grew 20% compared to Q2 2018
•	Average cost per click grew 2% compared with Q2 2018. Excluding Yandex.Market, average cost per click increased 1% compared to Q2 2018
•	Number of rides in the Taxi segment grew 49% year-on-year compared with Q2 2018
•	Yandex introduced the smart home concept, powered by its AI-assistant Alice
•	Yandex.Auto became the official supplier of infotainment systems for Renault, Nissan, and LADA in Russia

Q2 2019 Subsequent Events

•	MLU B.V., Yandex’s ride-sharing and food delivery joint venture with Uber, announced an agreement to acquire the IP and call-centers of the Vezet group of companies in Russia

“We have delivered consolidated revenue growth of more than 40% year-on-year for the fifth straight quarter,” said Arkady Volozh, Chief Executive Officer of Yandex. “Thanks to our focus on sustainable, long-term investments, we have built a strong ecosystem that is continuing to play a key role in the rapid growth of both our existing and new businesses. As a result, non-core businesses contributed one-third of consolidated revenues in Q2. Our advanced capabilities in machine learning are helping to deliver exciting results in self-driving. We also continue integrating Alice, our voice assistant, into a growing number of different platforms to help users get things done more easily, including at home and in their cars.”

“We had a great quarter, with revenues up 41% year-on-year, excluding Yandex.Market,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “In Q2 our Taxi segment had strong momentum and became profitable, and we also continued to improve profitability in ride-sharing as well as the unit economics of our food delivery business. We are extremely excited about this business. Our recently announced agreement to acquire the IP and call centers of Vezet Group is in line with our plans to further invest in the regions and to boost safety and security technologies in the taxi market.”

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2018 and 2019, which includes Yandex.Market financial results through April 27, 2018:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Revenues	29,672	41,397	40%	56,245	78,681	40%

Ex-TAC revenues[2]	24,948	35,803	44%	47,204	67,745	44%
Income from operations	4,262	6,987	64%	7,421	12,372	67%
Adjusted EBITDA[2]	8,756	13,097	50%	16,460	23,865	45%
Net income	32,575	3,416	-90%	34,426	6,540	-81%
Adjusted net income[2]	5,012	5,825	16%	9,021	11,265	25%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and six months ended June 30, 2018 and 2019:

In RUB millions, excluding Yandex.Market	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Revenues ex. Yandex.Market	29,350	41,397	41%	55,018	78,681	43%
Ex-TAC revenues[2] ex. Yandex.Market	24,633	35,803	45%	46,011	67,745	47%
Income from operations ex. Yandex.Market	4,377	6,987	60%	7,740	12,372	60%
Adjusted EBITDA[2] ex. Yandex.Market	8,857	13,097	48%	16,723	23,865	43%
Net income ex. Yandex.Market	4,571	4,453	-3%	6,573	8,298	26%
Adjusted net income[2] ex. Yandex.Market	5,241	6,862	31%	9,365	13,023	39%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 63.0756 to $1.00, the official exchange rate quoted as of June 30, 2019 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3)

On April 27, 2018, Yandex and Sberbank formed a joint venture based on the Yandex.Market platform. Since that date, each of Yandex and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with 10% of outstanding shares allocated to management and an equity incentive pool. Accordingly, starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and, under the equity method of accounting, we record our share of Yandex.Market’s financial results within the (income)/loss from equity method investments line in the consolidated statements of income. Financial results excluding Yandex.Market exclude the results of Yandex.Market and Yandex's share of Yandex.Market’s net loss after the deconsolidation from the three and six months periods ended June 30, 2018 and 2019.

Our segment disclosure is available in the Segment financial results table below Income from operations.

Consolidated revenues breakdown

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Online advertising revenues:
Yandex properties	18,863	22,854	21%	36,338	43,766	20%
Advertising network	5,619	6,287	12%	10,984	12,415	13%
Total online advertising revenues	24,482	29,141	19%	47,322	56,181	19%
Revenues related to Taxi segment	4,064	8,798	116%	7,180	16,422	129%
Other	1,126	3,458	207%	1,743	6,078	249%
Total revenues	29,672	41,397	40%	56,245	78,681	40%

In RUB millions, excluding Yandex.Market	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Online advertising revenues
Yandex properties	18,454	22,854	24%	34,743	43,766	26%
Advertising network	5,593	6,287	12%	10,905	12,415	14%
Total online advertising revenues	24,047	29,141	21%	45,648	56,181	23%
Revenues related to Taxi segment	4,064	8,798	116%	7,180	16,422	129%
Other	1,239	3,458	179%	2,190	6,078	178%
Total revenues	29,350	41,397	41%	55,018	78,681	43%

Online advertising revenues grew 19% in Q2 2019 compared with Q2 2018 and generated 70% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network. Excluding revenues of Yandex.Market from Q2 2018, online advertising revenues grew 21% in Q2 2019 compared with Q2 2018.

Online advertising revenues from Yandex properties increased 21% in Q2 2019 compared with Q2 2018 and accounted for 55% of total revenues. Excluding revenues of Yandex.Market from Q2 2018, online advertising revenues from Yandex properties increased 24% in Q2 2019 compared with Q2 2018.

Online advertising revenues from our advertising network increased 12% in Q2 2019 compared with Q2 2018 and accounted for 15% of total revenues. The growth was primarily driven by the ongoing strong contribution from medium and small partners.

Revenues related to Taxi segment grew 116% in Q2 2019 compared with Q2 2018 and accounted for 21% of total revenues. This increase mainly reflected the solid performance of our ride-sharing business due to the increase in the number of rides and incentives optimization, the strong growth of our corporate Taxi offering, which we recognize on a gross basis, as well as the growing contribution of our food delivery businesses.

Other revenues grew 207% in Q2 2019 compared with Q2 2018 and amounted to 8% of total revenues. The growth was primarily driven by our car-sharing service Yandex.Drive, subscription revenues of Media Services and our initiatives related to IoT (Internet of Things).

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q2 2019 Yandex's headcount increased by 376 full-time employees. The total number of full-time employees was 9,005 as of June 30, 2019, up by 4% compared with March 31, 2019, and up 9% from June 30, 2018.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
TAC:
Related to the Yandex advertising network	3,439	3,802	11%	6,607	7,425	12%
Related to distribution partners	1,285	1,792	39%	2,434	3,511	44%

Total TAC	4,724	5,594	18%	9,041	10,936	21%
Total TAC as a % of total revenues	15.9%	13.5%		16.1%	13.9%
Costs related to Taxi segment	1,486	2,717	83%	2,177	5,126	135%
Costs related to Taxi segment as a % of revenues	5.0%	6.6%		3.9%	6.5%
Other cost of revenues	2,050	4,266	108%	3,754	8,100	116%
Other cost of revenues as a % of revenues	6.9%	10.3%		6.7%	10.3%
Total cost of revenues	8,260	12,577	52%	14,972	24,162	61%
Total cost of revenues as a % of revenues	27.8%	30.4%		26.6%	30.7%

TAC grew 18% in Q2 2019 compared with Q2 2018 and represented 13.5% of total revenues, 240 basis points lower than in Q2 2018 and 81 basis points lower compared with Q1 2019 as a result of revenue mix effect.

Costs related to Taxi segment increased 83% compared with Q2 2018. The growth was mainly due to an increase of our outsourced costs and services provided to Taxi corporate clients and the logistics costs related to food delivery. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis. Costs related to Taxi corporate clients represent payments we make to the drivers to fulfill our contract obligations to the taxi corporate clients.

Other cost of revenues in Q2 2019 increased 108% compared with Q2 2018,  mainly reflecting the growth of costs related to Yandex.Drive, our investments in music and video content library within Media Services, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Product development	5,386	6,995	30%	11,189	13,701	22%
As a % of revenues	18.1%	16.8%		19.9%	17.5%

Product development expenses grew slower than revenues and primarily reflected new hires, the growth of share-based compensation and salary increases in Q2 2019. Excluding Yandex.Market from Q2 2018, product development expenses grew 33% in Q2 2019 compared with Q2 2018.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Sales, general and administrative	8,838	11,082	25%	16,847	21,433	27%
As a % of revenues	29.8%	26.8%		30.0%	27.2%

SG&A expenses grew 25% in Q2 2019 compared to Q2 2018. The growth was mainly driven by the increase of personnel costs as a result of new hires and salary increases as well as by the growth of our rent and utilities expenses due to our headcount increase. Excluding Yandex.Market from Q2 2018, SG&A expenses grew 29% in Q2 2019 compared with Q2 2018.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
SBC expense included in cost of revenues	43	64	49%	79	132	67%
SBC expense included in product development	1,058	1,579	49%	2,204	3,011	37%
SBC expense included in SG&A	460	704	53%	911	1,323	45%
Total SBC expense	1,561	2,347	50%	3,194	4,466	40%
As a % of revenues	5.3%	5.7%		5.7%	5.7%

Total SBC expense increased 50% in Q2 2019 compared with Q2 2018. The growth was primarily related to new equity-based grants made in 2018-2019.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change

Depreciation and amortization	2,926	3,756	28%	5,816	7,013	21%
As a % of revenues	9.9%	9.1%		10.3%	8.9%

D&A expense increased 28% in Q2 2019 compared with Q2 2018. The D&A expense increase primarily reflects our investments in servers and data center equipment, costs related to land lease of the Korston Site, which we acquired in December 2018 for our new Moscow headquarters, as well as purchases of office equipment.

Income from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Income from operations	4,262	6,987	64%	7,421	12,372	67%

Income from operations increased 64% in Q2 2019 compared with Q2 2018.

Segment financial results

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Revenues:
Search and Portal	23,965	29,090	21%	45,534	56,199	23%
Search and Portal, excluding IoT*	23,965	28,899	21%	45,534	55,786	23%
E-commerce**	442	-	-100%	1,697	-	-100%
Taxi	4,064	8,810	117%	7,180	16,449	129%
Classifieds	915	1,302	42%	1,621	2,408	49%
Media Services	395	876	122%	816	1,610	97%
Other Bets and Experiments	1,130	3,420	203%	1,909	5,898	209%
Eliminations	(1,239)	(2,101)	70%	(2,512)	(3,883)	55%
Total revenues	29,672	41,397	40%	56,245	78,681	40%

Total revenues, excluding Yandex.Market**	29,350	41,397	41%	55,018	78,681	43%
Adjusted EBITDA:
Search and Portal	11,661	13,747	18%	22,215	26,594	20%
Search and Portal, excluding IoT*	11,694	13,870	19%	22,290	26,887	21%
E-commerce**	(101)	-	-100%	(263)	-	-100%
Taxi	(1,882)	423	-122%	(3,594)	307	-109%
Classifieds	44	265	n/m	(243)	(63)	-74%
Media Services	(260)	(438)	68%	(357)	(878)	146%
Other Bets and Experiments	(733)	(947)	29%	(1,356)	(2,186)	61%
Eliminations	27	47	74%	58	91	57%
Total adjusted EBITDA	8,756	13,097	50%	16,460	23,865	45%
Total adjusted EBITDA, excluding Yandex.Market**	8,857	13,097	48%	16,723	23,865	43%
Adjusted EBITDA margin:
Search and Portal	48.7%	47.3%	-1.4%	48.8%	47.3%	-1.5%
Search and Portal, excluding IoT*	48.8%	48.0%	-0.8%	49.0%	48.2%	-0.8%
E-commerce**	-22.9%	n/m	n/m	-15.5%	n/m	n/m
Taxi	-46.3%	4.8%	51.1%	-50.1%	1.9%	52.0%
Classifieds	4.8%	20.4%	15.6%	-15.0%	-2.6%	12.4%
Media Services	-65.8%	-50.0%	15.8%	-43.8%	-54.5%	-10.7%
Other Bets and Experiments	-64.9%	-27.7%	37.2%	-71.0%	-37.1%	33.9%
Total adjusted EBITDA margin	29.5%	31.6%	2.1%	29.3%	30.3%	1.0%
Total adjusted EBITDA margin, excluding Yandex.Market**	30.2%	31.6%	1.4%	30.4%	30.3%	-0.1%

Financial result of segments are presented in the new segment structure that we introduced in Q1 2019. The historical data is provided in the supplementary slides related to Q2 2019 results.

*IoT stands for Internet of Things

**Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. As a result of deconsolidation, we record our share of Yandex.Market’s financial results within the (income)/loss from equity method investments line in the consolidated statements of income.

•

Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey, other than those described below. Since Q1 2019 our Search and Portal segment also includes Yandex.Health, previously reported in Other Bets and Experiments;

•	E-commerce segment includes Yandex.Market for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•

Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries), Food Delivery business (including Yandex.EATs, UberEATs and Yandex.Chef, a meal kit subscription service) and Self-Driving Cars division;

•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;
•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus;
•

Other Bets and Experiments category includes Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education. Geolocation Services and Yandex.Education previously were a part of our Search and Portal segment;

•

Eliminations in our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business unites.

Adjusted EBITDA increased 50% in Q2 2019 compared with Q2 2018.

Adjusted EBITDA excluding Yandex.Market increased 48% in Q2 2019 compared with Q2 2018. The growth was mainly driven by the improved adjusted EBITDA of our Taxi segment and solid performance of Search and Portal, which were slightly offset by our investments in the Media Services and Cloud businesses as well as IoT initiatives.

Adjusted EBITDA of Taxi was RUB 423 million in Q2 2019, up from negative RUB 1,882 million in Q2 2018. The significant increase of adjusted EBITDA was driven by consistently improving profitability of our ride-sharing business, partially offset by our investments in food delivery and autonomous vehicles.

Interest income in Q2 2019 was RUB 834 million, compared with RUB 817 million in Q2 2018.

Interest expense in Q2 2019 was RUB 12 million, down from RUB 243 million in Q2 2018.

Foreign exchange loss in Q2 2019 was RUB 270 million, compared with a foreign exchange gain of RUB 1,224 million in Q2 2018. This loss reflects the appreciation of the Russian ruble during Q2 2019 from RUB 64.7347 to $1.00 on March 31, 2019, to RUB 63.0756 to $1.00 on June 30, 2019. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in  a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2019.

Income tax expense for Q2 2019 was RUB 3,033 million, up from RUB 2,068 million in Q2 2018. Our effective tax rate of 47.0% in Q2 2019 was higher than in Q2 2018, primarily due to the gain from deconsolidation of Yandex.Market recognized in Q2 2018 which is non-taxable. Adjusted for this and similar effects, SBC expense, deferred tax asset valuation allowances provided on operations of our Uber and Food Delivery businesses acquired in late 2017 and early 2018, our effective tax rate for Q2 2019 was 33.4%, compared with 23.4% for Q2 2018 as adjusted for SBC expense and similar provisions in that year. The increase in the adjusted effective tax rate was primarily driven by certain additional valuation allowances provided in Q2 2019.

Net income was RUB 3.4 billion ($54.2 million) in Q2 2019, down 90% compared with Q2 2018.

Adjusted net income in Q2 2019 was RUB 5.8 billion ($92.3 million), a 16% increase from Q2 2018. Excluding Yandex.Market, adjusted net income increased 31% in Q2 2019 compared to Q2 2018.

Adjusted net income margin was 14.1% in Q2 2019, compared with 16.9% in Q2 2018.

As of June 30, 2019, Yandex had cash, cash equivalents and term deposits of RUB 75.0 billion ($1,189.2 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 24.9 billion ($395.5 million).

Net cash flow provided by operating activities for Q2 2019 was RUB 10.5 billion ($167.1 million) and capital expenditures were RUB 7.7 billion ($122.5 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of June 30, 2019 was 326,898,551 including 289,149,892 Class A shares, 37,748,658 Class B shares, and one Priority share and excluding 3,417,763 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.5 million shares, at a weighted average exercise price of $35.72 per share, 1.5 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.63, all of which were fully vested; and restricted share units (RSUs) covering 13.7 million shares, of which RSUs to acquire 4.9 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Based on our recent performance, we currently expect our ruble-based revenues excluding Yandex.Market to grow in the range of 32% to 36% for the full year 2019 compared with 2018.

We reiterate our Search and Portal ruble-based revenue growth outlook of 19% to 21% in the full year 2019 compared with 2018.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 26, 2019 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 866 966 1396

UK/International: +44 (0) 844 571 8892

Russia: 8 10 800 2357 5011

Passcode: 6329555

A replay of the call will be available until August 2, 2019. To access the replay, please dial:

US: +1 917 677 7532

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 6329555

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/mmc/p/o8kpp9gk

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2019. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 26, 2019, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) income tax expense,  less (1) effect of Yandex.Market deconsolidation, (2) interest income, (3)  (income)/loss from equity method investments and (4) other (income)/loss, net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, less (1) foreign exchange (gains)/losses adjusted for increase/(reduction) in income tax attributable to foreign exchange (gains)/losses and (2) effect of deconsolidation of former subsidiaries

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Effect of deconsolidation of Yandex.Market/former subsidiaries

We believe that it is useful to present adjusted net income and related margin measures excluding the effect of deconsolidation of former subsidiaries and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons. Adjusted net income in Q2 2018 excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014 which matured in Q4 2018. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	June 30,	June 30,
	2018*	2019	2019
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	68,798	33,809	536.0
Term deposits	-	41,201	653.2
Investments in marketable equity securities	-	4,469	70.9
Accounts receivable, net	14,570	16,048	254.4
Prepaid expenses	2,119	2,445	38.7
Funds receivable, net	2,217	3,038	48.2
Other current assets	4,177	6,388	101.3
Total current assets	91,881	107,398	1,702.7

Property and equipment, net	39,740	43,319	686.8
Operating lease right-of-use assets	16,944	16,398	260.0
Intangible assets, net	11,545	10,893	172.7
Non-current content assets, net	335	1,656	26.3
Goodwill	52,662	52,967	839.7
Long-term prepaid expenses	1,800	2,103	33.2
Investments in non-marketable equity securities	36,484	30,473	483.1
Deferred tax assets	3,523	2,211	35.1
Other non-current assets	3,473	3,101	49.2
TOTAL ASSETS	258,387	270,519	4,288.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22,550	26,072	413.4
Income and non-income taxes payable	4,059	6,550	103.8
Deferred revenue	2,792	2,796	44.3
Total current liabilities	29,401	35,418	561.5

Deferred tax liabilities	1,572	2,138	33.9
Operating lease liabilities	12,204	9,876	156.6
Other accrued liabilities	569	1,026	16.2
Total liabilities	43,746	48,458	768.2

Commitments and contingencies
Redeemable noncontrolling interests	13,035	13,528	214.5
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 292,437,655 and 292,567,655, Class B: 37,878,658 and 37,748,658, and Class C: nil and 130,000, respectively); shares outstanding (Class A: 286,848,365 and 289,149,892, Class B: 37,878,658 and 37,748,658, and Class C: nil)	263	263	4.2
Treasury shares at cost (Class A: 5,589,290 and 3,417,763, respectively)	(10,769)	(6,638)	(105.2)
Additional paid-in capital	69,729	70,016	1,110.0
Accumulated other comprehensive income	8,182	5,692	90.2
Retained earnings	111,465	117,920	1,869.5
Total equity attributable to Yandex N.V.	178,870	187,253	2,968.7
Noncontrolling interests	22,736	21,280	337.4
Total shareholders’ equity	201,606	208,533	3,306.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	258,387	270,519	4,288.8

*      Derived from audited consolidated financial statements except for restatement of balances due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2018*	2019	2019
	RUB	RUB	$

Revenues	29,672	41,397	656.3
Operating costs and expenses:
Cost of revenues(1)	8,260	12,577	199.4
Product development(1)	5,386	6,995	110.9
Sales, general and administrative(1)	8,838	11,082	175.7
Depreciation and amortization	2,926	3,756	59.5
Total operating costs and expenses	25,410	34,410	545.5
Income from operations	4,262	6,987	110.8
Interest income	817	834	13.2
Interest expense	(243)	(12)	(0.2)
Effect of Yandex.Market deconsolidation	28,244	-	-
Income/(loss) from equity method investments	211	(946)	(15.0)
Other income/(loss), net	1,352	(414)	(6.6)
Net income before income taxes	34,643	6,449	102.2
Income tax expense	2,068	3,033	48.0
Net income	32,575	3,416	54.2
Net loss attributable to noncontrolling interests	715	289	4.5
Net income attributable to Yandex N.V.	33,290	3,705	58.7
Net income per Class A and Class B share:
Basic	101.44	11.35	0.18
Diluted	99.00	11.03	0.17
Weighted average number of Class A and Class B shares outstanding
Basic	328,163,442	326,335,979	326,335,979
Diluted	336,270,128	334,912,393	334,912,393

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	43	64	1.0
Product development	1,058	1,579	25.0
Sales, general and administrative	460	704	11.2

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2018*	2019	2019
	RUB	RUB	$

Revenues	56,245	78,681	1,247.4
Operating costs and expenses:
Cost of revenues(1)	14,972	24,162	383.1
Product development(1)	11,189	13,701	217.2
Sales, general and administrative(1)	16,847	21,433	339.8
Depreciation and amortization	5,816	7,013	111.2
Total operating costs and expenses	48,824	66,309	1,051.3
Income from operations	7,421	12,372	196.1
Interest income	1,525	1,661	26.3
Interest expense	(464)	(13)	(0.2)
Effect of Yandex.Market deconsolidation	28,244	-	-
Income/(loss) from equity method investments	302	(1,584)	(25.1)
Other income/(loss), net	861	(649)	(10.2)
Net income before income taxes	37,889	11,787	186.9
Income tax expense	3,463	5,247	83.2
Net income	34,426	6,540	103.7
Net loss attributable to noncontrolling interests	1,244	687	10.9
Net income attributable to Yandex N.V.	35,670	7,227	114.6
Net income per Class A and Class B share:
Basic	108.88	22.19	0.35
Diluted	106.16	21.65	0.34
Weighted average number of Class A and Class B shares outstanding
Basic	327,618,094	325,741,663	325,741,663
Diluted	335,991,164	333,750,613	333,750,613

(1)  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	79	132	2.1
Product development	2,204	3,011	47.7
Sales, general and administrative	911	1,323	21.0

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	32,575	3,416	54.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,376	3,100	49.1
Amortization of intangible assets	550	656	10.4
ROU assets amortization*	1,233	2,097	33.2
Amortization of debt discount and issuance costs	187	-	-
Share-based compensation expense	1,561	2,347	37.2
Deferred income taxes	(721)	772	12.2
Foreign exchange (gains)/losses	(1,224)	270	4.3
Effect of deconsolidation of Yandex.Market	(28,244)	-	-
(Income)/loss from equity method investments	(213)	946	15.0
Other	(90)	182	2.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(747)	(908)	(14.4)
Prepaid expenses and other assets	(2,298)	(1,504)	(23.8)
Accounts payable and accrued liabilities	1,683	(1,087)	(17.3)
Deferred revenue	194	256	4.1
Net cash provided by operating activities	6,822	10,543	167.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(9,005)	(7,724)	(122.5)
Proceeds from sale of property and equipment	147	22	0.4
Investments in non-marketable equity securities	(38)	(65)	(1.0)
Investments in term deposits	(10,953)	(27,755)	(440.0)
Maturities of term deposits	3,448	5,552	88.0
Deconsolidation of cash and cash equivalents of Yandex.Market	(2,181)	-	-
Loans granted, net of proceeds from repayments	(48)	84	1.3
Net cash used in investing activities	(18,630)	(29,886)	(473.8)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	52	20	0.3
Purchase of redeemable noncontrolling interests	-	(187)	(3.0)
Repurchases of ordinary shares	(221)	-	-
Payment for contingent consideration	(156)	(14)	(0.2)
Other financing activities	(44)	20	0.3
Net cash used in financing activities	(369)	(161)	(2.6)
Effect of exchange rate changes on cash and cash balances	1,681	(512)	(8.0)
Net change in cash and cash balances	(10,496)	(20,016)	(317.3)
Cash and cash balances at beginning of period	46,612	53,869	854.0
Cash and cash balances at end of period	36,116	33,853	536.7

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	46,443	53,825	853.3
Restricted cash, beginning of period	169	44	0.7
Cash and cash balances, beginning of period	46,612	53,869	854.0

Cash and cash equivalents, end of period	35,930	33,809	536.0
Restricted cash, end of period	186	44	0.7

Cash and cash balances, end of period	36,116	33,853	536.7

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	34,426	6,540	103.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4,728	5,740	91.0
Amortization of intangible assets	1,088	1,273	20.2
ROU assets amortization*	2,371	4,009	63.6
Amortization of debt discount and issuance costs	357	-	-
Share-based compensation expense	3,194	4,466	70.8
Deferred income taxes	(1,432)	1,760	27.9
Foreign exchange (gains)/losses	(742)	549	8.7
Effect of deconsolidation of Yandex.Market	(28,244)	-	-
(Income)/loss from equity method investments	(304)	1,584	25.1
Other	(149)	186	2.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,152)	(1,576)	(25.0)
Prepaid expenses and other assets	(2,676)	(4,642)	(73.6)
Accounts payable and accrued liabilities	610	1,147	18.2
Deferred revenue	(66)	34	0.5
Net cash provided by operating activities	12,009	21,070	334.0
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(10,161)	(9,705)	(153.9)
Proceeds from sale of property and equipment	164	29	0.5
Acquisitions of businesses, net of cash acquired	20,763	(347)	(5.5)
Investments in non-marketable equity securities	(139)	(65)	(1.0)
Investments in term deposits	(55,592)	(47,755)	(757.1)
Maturities of term deposits	27,100	5,552	88.0
Deconsolidation of cash and cash equivalents of Yandex.Market	(2,181)	-	-
Loans granted, net of proceeds from repayments	(189)	84	1.3
Net cash used in investing activities	(20,235)	(52,207)	(827.7)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	104	51	0.8
Purchase of redeemable noncontrolling interests	-	(212)	(3.4)
Proceeds from sale of noncontrolling interests	-	20	0.3
Repurchases of ordinary shares	(221)	-	-
Payment for contingent consideration	(641)	(47)	(0.7)
Other financing activities	(63)	(12)	(0.2)
Net cash used in financing activities	(821)	(200)	(3.2)
Effect of exchange rate changes on cash and cash balances	1,932	(3,696)	(58.5)
Net change in cash and cash balances	(7,115)	(35,033)	(555.4)
Cash and cash balances at beginning of period	43,231	68,886	1,092.1
Cash and cash balances at end of period	36,116	33,853	536.7

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	42,662	68,798	1,090.7
Restricted cash, beginning of period	569	88	1.4
Cash and cash balances, beginning of period	43,231	68,886	1,092.1

Cash and cash equivalents, end of period	35,930	33,809	536.0
Restricted cash, end of period	186	44	0.7
Cash and cash balances, end of period	36,116	33,853	536.7

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Total revenues	29,672	41,397	40%	56,245	78,681	40%
Less: traffic acquisition costs (TAC)	4,724	5,594	18%	9,041	10,936	21%
Ex-TAC revenues	24,948	35,803	44%	47,204	67,745	44%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Net income	32,575	3,416	-90%	34,426	6,540	-81%
Add: depreciation and amortization	2,926	3,756	28%	5,816	7,013	21%
Add: share-based compensation expense	1,561	2,347	50%	3,194	4,466	40%
Add: compensation expense related to contingent consideration	7	7	0%	29	14	-52%
Less: effect of Yandex.Market deconsolidation	(28,244)	-	n/m	(28,244)	-	n/m
Less: interest income	(817)	(834)	2%	(1,525)	(1,661)	9%
Add: interest expense	243	12	-95%	464	13	-97%

Less: (income)/loss from equity method investments	(211)	946	n/m	(302)	1,584	n/m
Less: other (income)/loss, net	(1,352)	414	n/m	(861)	649	n/m
Add: income tax expense	2,068	3,033	47%	3,463	5,247	52%
Adjusted EBITDA	8,756	13,097	50%	16,460	23,865	45%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2018	2019	Change	2018	2019	Change
Net income	32,575	3,416	-90%	34,426	6,540	-81%
Add: SBC expense	1,561	2,347	50%	3,194	4,466	40%
Less: reduction in income tax attributable to SBC expense	(27)	(21)	-22%	(47)	(39)	-17%
Add: compensation expense related to contingent consideration	7	7	0%	29	14	-52%
Less: foreign exchange (gains)/losses	(1,224)	270	n/m	(742)	549	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gains)/losses	223	(73)	n/m	137	(144)	n/m
Less: effect of deconsolidation of former subsidiaries	(28,244)	(121)	-100%	(28,244)	(121)	-100%
Add: amortization of debt discount	187	-	n/m	357	-	n/m
Less: reduction in income tax attributable to amortization of debt discount	(46)	-	n/m	(89)	-	n/m
Adjusted net income	5,012	5,825	16%	9,021	11,265	25%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2019	3,416	8.3%	9,681	13,097	31.6%	36.6%
Six months ended June 30, 2019	6,540	8.3%	17,325	23,865	30.3%	35.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, effect of deconsolidation of former subsidiaries,  interest income, interest expense, (income)/loss from equity method investments, other (income)/loss, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2019	3,416	8.3%	2,409	5,825	14.1%	16.3%

Six months ended June 30, 2019	6,540	8.3%	4,725	11,265	14.3%	16.6%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange (gains)/losses as adjusted for the increase/(reduction) in income tax attributable to the (gains)/losses, effect of deconsolidation of former subsidiaries and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru